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                                  UNITED STATES                  OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION     ------------------
                             Washington, D.C. 20549           OMB Number:
                                                              3235-0058
                                   FORM 12b-25                Expires: April 30,
                                                              2009
                                                              Estimated average
                           NOTIFICATION OF LATE FILING        burden
                                                              hours per response
                                                              .... 2.50
                                  (Check one):                ------------------

                    |X| Form 10-K |_| Form 20-F |_| Form 11-K
            |_| Form 10-Q |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

                        For Period Ended: December 31, 2008

                  |_|   Transition Report on Form 10-K
                  |_|   Transition Report on Form 20-F
                  |_|   Transition Report on Form 11-K
                  |_|   Transition Report on Form 10-Q
                  |_|   Transition Report on Form N-SAR

                        For the Transition Period Ended:


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                    CHINA SHEN ZHOU MINING & RESOURCES, INC.
                    ----------------------------------------
                             Full Name of Registrant

                                 --------------

          Nevada                     033-03385-LA               87-0430876
(State or Other Jurisdiction    (Commission File Number)     (I.R.S. Employer
     of Incorporation)                                         Identification
                                                                  Number)

                         No.166 Fushi Road Zeyang Tower,
                      Shijingshan District, Beijing 100043
                           People's Republic of China
                    (Address of principal executive offices)

                               (86-010) 8890-6927
              (Registrant's telephone number, including area code)

                                 Not Applicable
          (Former name or former address, if changed since last report)

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
|X| portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or ( transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:


            The registrant requires additional time to ensure the accuracy of the information be included in the registrant's Form 10-K.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ms. yuxiaojing@chinaszky.com          011-86-001           8890-6927
      ----------------------------          ----------           ---------
                  (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      |X| Yes |_| No

      See Attachment A

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    CHINA SHEN ZHOU MINING & RESOURCES, INC.
                    ----------------------------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2009                 By: /s/ Xiaojing Yu
                                         -----------------------------------
                                         Xiaojing Yu
                                         Title:Chief Executive Officer

                                  Attachment A

Our estimated Net revenues for the full year ended December 31, 2008 were $7.14 million, representing a $7.21 million or 50% decrease as compared to the same period of 2007. Estimated Gross profit for the full year ended December 31, 2008 was $1.3 million which decreased by approximately 80% from $6.5 million for the same period of 2007. Our estimated Gross profit margin dropped significantly from 45% for the twelve months ended December 31, 2007 to 18% for the same period of 2008. Our estimated Net loss for the full year 2008 was $11.5 million, a difference of $8.9 million compared to net loss of $2.6 million for the same period in 2007.